Exhibit 99.33

Titan Reports Second Quarter 2024 Results

Vancouver, BC – August 15, 2024 – Titan Mining Corporation (TSX: TI) (“Titan” or the “Company”) announces the results for the quarter ended June 30, 2024. (All amounts are in U.S. dollars unless otherwise stated)

Don Taylor, President and Chief Executive Officer of Titan, commented, “During the quarter, ESM operations continued to outperform with respect to safety, production and costs. Increased zinc prices for the period coupled with cost-cutting measures and lower smelter treatment charges contributed to improved operating margins and increased revenue helping to build our cash position. Also during the period, underground drilling was successful in expanding the Mud Pond and New Fold resource areas which will be reported in the second half of the year with an updated Life of Mine plan. Additionally, Phase I drilling was completed on the Kilbourne graphite project. Evaluation of the drill results is underway by an independent engineering firm with a maiden mineral resource estimate to be released in the second half of the year. In tandem with the resource evaluation, large scale metallurgical testing is underway to further determine purity, concentrate grades and grain morphology expected in the final product.”

Q2 2024 HIGHLIGHTS:

•	Zero Lost Time Injuries in the second quarter.

●	Produced 14.5 million pounds of payable zinc in the second quarter of 2024.

●	Revenues of $17,969 in Q2 2024, an increase from $11,731 in Q1 2024, and $8,952 in Q2 2023.

●	AISC[1] of $0.79/lb in Q2 2024, a decrease from $1.00/lb in Q1 2024 and $1.12/lb in Q2 2023.

●	Completion of Phase 1 drilling at the Kilbourne Exploration Target with a total of 39 holes totalling 11,916 ft.

o	20 holes totalling 5,044 ft completed in Q2 2024

o	Highlights include 92.8 ft at 3.5% graphitic carbon

[1]	AISC is a non-GAAP measure. This term is not a standardized financial measure under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See Non-GAAP Performance Measures below for additional information.

TABLE 1 Financial and Operating Highlights

		Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023
Operating
Payable Zinc Produced	mlbs	14.5	14.7	13.9	18.3	15.0
Payable Zinc Sold	mlbs	14.7	14.4	13.9	18.3	15.0
Average Realized Zinc Price	$/lb	1.30	1.11	1.13	1.10	1.15

Financial
Revenue	$m	17.97	11.73	10.91	15.50	8.95
Net Income (loss) before tax	$m	2.62	(2.63)	(6.96)	0.50	(4.84)
Earnings (loss) per share - basic	$/sh	0.02	(0.02)	(0.05)	0.00	(0.03)
Cash Flow from Operating Activities before changes in non-cash working capital	$m	6.97	0.26	(1.36)	4.21	(0.11)

Financial Position
Cash and Cash Equivalents	$m	5.55	4.18	5.03	4.32	2.90
Net Debt [1]	$m	30.63	32.44	30.75	32.93	33.43

[1]	Net Debt is a non-GAAP measure. This term is not a standardized financial measure under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See Non-GAAP Performance Measures below for additional information.

Revenues were higher during the three and six months ended June 30, 2024, largely due to a positive provisional pricing adjustment in 2024 compared to a negative provisional pricing adjustment that was realized in 2023, as well as lower smelting and refining charges compared to the same period in the prior year. AISC decreased to $0.79/lb in Q2 2024 from $1.00/lb in Q1 2024 and $1.12/lb in Q2 2023, primarily as a result of a recovery of treatment charges from Q1 2024 recognized in Q2 2024, and lower operating costs as compared to Q1 2024 and Q2 2023.

OPERATIONS REVIEW

Mining efforts in the second quarter of 2024 focused on the Mahler, New Fold, and Mud Pond zones. Mining activities remain suspended in the N2D zone in response to lower zinc prices. Deepening of the lower Mahler ramp system provided access to high-grade ore in the Lower Mahler mining zone that supported higher than budgeted grades. Longhole stope mining in New Fold provided above target grades and tons. Ore recovery from the longhole stoping in New Fold will continue into August. It is expected that ore from New Fold and Lower Mahler zones will continue to support head grades at planned levels for the remainder of the year. Mining is expected to continue in the same zones in the third quarter of 2024.

Work on projects, including the Turnpike project, has been limited since Q2 of 2023 to preserve cash in response to lower zinc prices. Rod mill liners were received and will be installed in the third quarter of 2024. In the third quarter of 2024, the Company plans to initiate a market search for a replacement UG haulage truck and a mechanical bolter.

The Company’s dewatering and other necessary activities to prepare equipment and infrastructure for recommencement of operations following the flooding from Tropical Storm Debby (see the Company’s press release dated August 12, 2024) are continuing as planned.

EXPLORATION UPDATE

Underground:

Drill programs in the second quarter of 2024 targeted Lower Mahler and Fowler. Underground drilling totalled 3,315 ft (1,010 m) across six holes. All underground drilling was completed with Company-owned underground drills by Company employees. Of the total drilling, two exploration holes were completed targeting the down dip extensions of Lower Mahler with a third hole targeting this area underway.

Surface:

Surface drilling was limited to the Kilbourne Project in the second quarter of 2024. An exploration plan for the remainder of 2024 and 2025 has been developed with six regional zinc targets currently being evaluated and prioritized.

Kilbourne:

Titan has continued work on defining the Kilbourne graphite target, a graphite exploration target hosted within the same stratigraphic sequence as ESM’s zinc mineralization. The host unit is Unit 2 of the lower marbles. Historic mapping and drilling have documented roughly 25,000 ft (7.6 km) of strike length, from surface to a depth of over 3,000 ft (914 m). Roughly 8,500 ft (2.5 km) of this strike length is within the affected area of the Empire State Mine and is covered by current permitting. The remaining strike length is securely within mineral rights held by ESM.

Kilbourne exploration activities in the second quarter of 2024 were focused on drilling, with a total of 20 holes totalling 5,044 ft (1,537 m) drilled. All drilling was completed with a Company owned drill by Company employees. The initial phase of Kilbourne exploration targeted mineralization within the Company’s active-use permit. Graphite mineralization has been intercepted in all 39 holes of the program, with assays returned on the graphitic intercepts from all 39 of those holes. The results received to date continue to show promising results (see Titan’s news releases “Titan Mining Provides Initial Drill Results On the Kilbourne Graphite Project, results include 173.5 Ft At 3.75% Graphitic Carbon” dated April 9, 2024 and “Titan Mining Completes Phase I Drilling at the Kilbourne Graphite Project, Additional Assays Returned including 143 ft at 3.6% Graphitic Carbon” dated June 26, 2024). A bulk sample was collected in January 2024 with anticipated usage in material classification.

Phase I of Kilbourne drilling successfully tested 8,255 ft of strike length within the ESM active use permit. The program has helped identify two distinct zones of mineralization within Unit 2. The upper zone averages 54 ft (16.5 m) in thickness with an average grade of 3.1% graphitic carbon (Cg), and the lower zone averages 28.9 ft (8.8 m) in thickness with an average grade of 3.0% Cg.

Phase I of metallurgical work began in the fourth quarter of 2023 with SGS in Lakefield, ON, and demonstrated the ability of Kilbourne graphite to be concentrated and purified to qualities suitable for modern industrial applications. Phase II of metallurgy began in the second quarter of 2024 with Forte Analytical of Wheat Ridge, CO. Testing has built off the initial results of Phase I, with preliminary results expected in the third quarter of 2024.

Qualified Person

The scientific and technical information contained in this news release and the sampling, analytical and test data underlying the scientific and technical information has been reviewed, verified and approved by Donald R. Taylor, MSc., PG, President and Chief Executive Officer of the Company, a qualified person for the purposes of NI 43-101. Mr. Taylor has more than 25 years of mineral exploration and mining experience and is a Registered Professional Geologist through the SME (registered member #4029597). The data was verified using data validation and quality assurance procedures under high industry standards.

Non-GAAP Performance Measures

This document includes non-GAAP performance measures, discussed below, that do not have a standardized meaning prescribed by IFRS. The performance measures may not be comparable to similar measures reported by other issuers. The Company believes that these performance measures are commonly used by certain investors, in conjunction with conventional GAAP measures, to enhance their understanding of the Company’s performance. The Company uses these performance measures extensively in internal decision-making processes, including to assess how well the Empire State Mine is performing and to assist in the assessment of the overall efficiency and effectiveness of the mine site management team. The tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measures as contained within the Company’s issued financial statements.

C1 cash cost per payable pound sold

C1 cash cost is a non-GAAP measure. C1 cash cost represents the cash cost incurred at each processing stage, from mining through to recoverable metal delivered to customers, including mine site operating and general and administrative costs, freight, treatment and refining charges.

The C1 cash cost per payable pound sold is calculated by dividing the total C1 cash costs by payable pounds of metal sold.

All-In Sustaining Cost (AISC)

AISC measures the estimated cash costs to produce a pound of payable zinc plus the estimated capital sustaining costs to maintain the mine and mill. This measure includes the C1 cash cost and capital sustaining costs divided by pounds of payable zinc sold. AISC does not include depreciation, depletion, amortization, reclamation and exploration expenses.

	Three months ended June 30,			Six months ended June 30,
	2024		2023	2024		2023
C1 cash cost per payable pound	Total	Per pound	Total	Per pound	Total	Per pound	Total	Per pound
Pounds of payable zinc sold (millions)		14.7		15.0		29.1		30.0
Operating expenses and selling costs	$9,652	$0.66	$11,085	$0.74	$19,914	$0.69	$25,230	$0.85
Concentrate smelting and refining costs	1,913	0.13	4,600	0.31	5,581	0.19	8,656	0.29
Total C1 cash cost	$11,565	$0.79	$15,685	$1.05	$25,495	$0.88	$33,886	$1.14
Sustaining Capital Expenditures	$-	$0.00	$1,042	$0.07	$439	$0.02	$1,519	$0.05
AISC	$11,565	$0.79	$16,727	$1.12	$25,934	$0.89	$35,405	$1.19

Sustaining capital expenditures

Sustaining capital expenditures are defined as those expenditures which do not increase payable mineral production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. Expansionary capital expenditures are expenditures that are deemed expansionary in nature. The following table reconciles sustaining capital expenditures and expansionary capital expenditures to the Company’s additions to mineral, properties, plant and equipment (or total capital expenditures):

	Six months ended June 30,
	2024	2023
Sustaining capital expenditures	$ 438	$ 1,519
Expansionary capital expenditures	2	401
Additions to mineral, properties, plant and equipment	$ 440	$ 1,920

Net Debt

Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

	Six months ended	Year ended
	June 30, 2024	December 31, 2023
Current portion of debt	$ 36,177	$ 35,779
Non-current portion of debt	-	-
Total debt	$ 36,177	$ 35,779
Less: Cash and cash equivalents	(5,547)	(5,031)
Net debt	$ 30,630	$ 30,748

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York state. Titan is built for growth, focused on value and committed to excellence. For more information on the Company, please visit our website at www.titanminingcorp.com

Contact

For further information, please contact: Investor Relations: Email: info@titanminingcorp.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this new release constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements appear in a number of places in this news release and include statements regarding our intent, or the beliefs or current expectations of our officers and directors, including that underground drilling that was successful in expanding the Mud Pond and New Fold resource areas will be reported on in the second half of the year with an updated Life of Mine plan; evaluation of the Kilbourne drill results is underway by an independent engineering firm with a maiden mineral resource estimate to be released in the second half of the year; large scale metallurgical testing is underway to further determine purity, concentrate grades and grain morphology expected in the final product; ore recovery from the longhole stoping in New Fold will continue into August; it is expected that ore from New Fold and Lower Mahler zones will continue to support head grades at planned levels for the remainder of the year; mining is expected to continue in the same zones in the third quarter of 2024; rod mill liners were received and will be installed in the third quarter of 2024; in the third quarter of 2024, the Company plans to initiate a market search for a replacement UG haulage truck and a mechanical bolter; A bulk sample was collected in January 2024 with anticipated usage in material classification; and preliminary results of the Phase II metallurgy program are expected in the third quarter of 2024. When used in this news release words such as “to be”, “will”, “planned”, “expected”, “potential”, and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Company’s periodic filings with Canadian securities regulators. Such forward-looking statements are based on various assumptions, including assumptions made with regard to the ability to advance exploration efforts at ESM; the results of such exploration efforts; the ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.